[redacted]

SECURITI 14045657)N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68601

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 01, 2013 (MM/DD/YY) AND ENDING DECEMBER 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CITCO SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 BLOOR STREET EAST, SUITE 2700
(No. and Street)

TORONTO (City) ONTARIO (State) M4W 1A8 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SCOTT CASE (647) 260-6555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE LLP
(Name – *if individual, state last, first, middle name*)

BROOKFIELD PLACE. 181 BAY STREET SUITE 1400 (Address) TORONTO (City) ONTARIO (State) M5J 2V1 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section RECEIVED FEB 27 2014 Washington, DC 191

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP 3/14/14

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED
DECEMBER 31, 2013
AND INDEPENDENT REGISTERED CHARTERED
ACCOUNTANTS REPORT

OATH OR AFFIRMATION

I, Scott Case, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Citco Securities Inc. , as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Steven Thomas Smiley, Notary Public, City of Toronto limited to the attestation of instruments and the taking of affidavits, for Citco Bank Canada and its associates. Expires September 13, 2016.

STEVEN THOMAS SMILEY NOTARY PUBLIC PROVINCE OF ONTARIO

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Loss and Comprehensive Loss.
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of financial condition as at December 31, 2013

	Note	12.31.2013 USD	
Assets			
Bank balances and cash	2.8	142,184	
Other receivables	9	56,322	
Fixed assets	2.9	2,843	
Total assets			201,349
Equity and liabilities			
Liabilities			
Accrued expenses		43,691	
Current payables affiliated companies	6	2,298	
Total liabilities			45,989
Share capital	8	1	
Additional paid-in capital		1,325,000	
Deficit		(1,169,641)	
Total equity attributable to the shareholder of the company			155,360
Total equity and liabilities			201,349

Approved by the Board

Jack Selvage, Director

Statement of loss and comprehensive loss for the year ended December 31, 2013

	Note		2013
			USD
Operating expenses:			
Personnel expenses	3	664	
Office rent		17,147	
Office and administration expenses		3,101	
Travel expenses		874	
Professional services		222,935	
Depreciation		477	
Other operating expenses	4	17,275	
Loss and comprehensive loss			262,473

Statement of changes in finanical condition as at December 31, 2013

	12.31.2013
	USD
Cash flows from operating activities:	
Comprehensive loss	(262,473)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	477
Increase in other receivables	(8,077)
Decrease in liabilities - Accrued expenses	(27,163)
Decrease in liabilities - current payables affiliated companies	(14,905)
Net cash provided by operating activities	(312,141)
Cash flows from investing Activities - Purchases of fixed assets	(3,320)
Cash flows from financing Activities - Additional paid-in capital	100,000
Net decrease in cash and cash equivalents	(215,461)
Cash and cash equivalents – January 1	357,645
Cash and cash equivalents - December 31	142,184
Movement in Bank balances and cash	(215,461)
Cash paid for:	
Income taxes	-
Interest	-

Statement of changes in shareholder equity for the year ended December 31, 2013

	Share capital USD	Paid-in Capital USD	Deficit USD	Total USD
Balance as at December 31, 2012	1	1,225,000	(907,168)	317,833
Comprehensive loss	-	-	(262,473)	(262,473)
Additional paid-in capital	-	100,000	-	100,000
Total equity attributable to the shareholder of the Company as at December 31 , 2013	1	1,325,000	(1,169,641)	155,360

Computation of net capital

NET CAPITAL:	Note	
Total ownership equity qualified for Net Capital		155,360
Add:		
Total capital and allowable subordinated liabilities		155,360
Deductions and/or charges		
Commodity futures contracts and spot commodities - proprietary capital charges		(59,166)
Other deductions and/or charges		(969)
Net Capital before haircuts on securities positions		95,225
Net capital		95,225
Aggregated indebtedness		45,989
LESS NET CAPITAL REQUIREMENT - (The greater of $5,000 or 6-2/3% of aggregate indebtedness)		5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	10	90,225
Ratio of aggregate indebtedness to net capital		0.48 to 1

Note (1) There were no material differences between the computation of net capital as computed above and the amended FOCUS filed on February 26, 2014.

Computation for Determination of Reserve Requirements Pursuant to Rule 15C3-3 Under the Securities Exchange Act of 1934 as of December 31, 2013

The Company is exempt from the provisions of Rule 15c-3-3 (the "Rule") under the Securities Exchange Act of 1934, as amended, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) and (k) (2) (ii) of the Rule.

Notes to the Financial Statements

1. General

1.1 Ownership

Citco Securities Inc. (the "Company") was organized on April 28, 2010 as a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company computes its regulatory net capital under the basic method of Securities and Exchange Commission ("SEC") Rule 15c3-1. The Company acts as a broker-dealer and is exempt from SEC Rule 15c3-3 under paragraph k(2)(ii) as the Company does not maintain customer accounts.

Its registered office is as follows:

2 Bloor Street East, Suite 2700
Toronto, Ontario
M4W 1A8
Canada

1.2 Activities

Its activities are engaging in private placements and offering traditional securities to institutional investors. However, the entity has not commenced trading operations.

1.3 Company Structure

The Company is a wholly owned subsidiary of Citco Financial Products (London) Limited. The ultimate parent company is Citco III Limited, a company incorporated in the Cayman Islands.

1.4 Currency

These financial statements are presented in U.S. dollars ("USD"), being the functional currency of the Company. All transactions by the Company are in USD.

2. Principle accounting policies

There is no future accounting standards impacting Citco Securities Inc.

2.1 Statement of compliance

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

2.2 Basis of measurement

Financial statement has been prepared on the historical cost basis.

2.3 Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. Estimates are only used in the calculation of accrued expenses and liabilities.

2.4 Foreign currency transactions

Transactions in currencies other than U.S. Dollars ("USD") are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates prevailing at the end of the reporting period. Profits and losses arising on exchange are included in net profit or loss for the year.

2.5 Taxation

The Company uses the liability method in providing for income taxes on all transactions that have been recognized in the financial statements. The liability method requires that deferred taxes be adjusted to reflect the enacted tax rates at which future taxable amounts are anticipated to be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net loss in the period such change occurs. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

No deferred tax asset is being recorded at the moment as the Company is at the start-up stage as operations have not yet begun.

2.6 Fair value of financial assets and liabilities

All of the Company's financial assets and liabilities, including cash, due to affiliates and accounts payable and accrued liabilities, are carried at cost which approximates fair value due to their short-term nature or imminent maturity.

2.7 Financial instruments

Financial assets and financial liabilities are recognized in the Company's statement of financial position when the Company has become a party (trade date) to the contractual provisions of the instrument. Financial assets and liabilities are offset and the net amounts are reported in the statement of financial position when there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis, or realize the net asset and settle the liability simultaneously.

The table below sets out the carrying amounts and fair values of the Company's financial assets and financial liabilities:

December 31, 2013	Held for Trading	Designated as FVTPL on initial recognition	Loans and receivables	Other financial liabilities	Total carrying amount	Fair value
Bank balances and cash	142,184	-	-	-	142,184	142,184
Other receivables	-	-	56,322	-	56,322	56,322
	142,184	-	56,322	-	198,505	198,505
Accrued expenses	-	-	-	43,691	43,691	43,691
Current payables affiliated companies	-	-	-	2,298	2,298	2,298
	-	-	-	45,989	45,989	45,989

2.8 Bank balances and Cash

Cash and cash equivalents comprise cash and short-term deposits. The carrying value approximates fair market value.

	12.31.2013
	USD
Current accounts with other banks	142,183
Petty Cash	1
	142,184

2.9 Fixed assets and Depreciation

Fixed assets and equipment are stated at cost, less accumulated depreciation. Depreciation is recognized based on the straight line method over the estimated useful life of the asset. Management tests for impairment when there is reason to believe such impairment may exist. At December 31, 2013, all assets were operational and management had no reason to believe such assets were impaired.

A summary of the cost and accumulated depreciation of fixed assets as December 31, 2013 is as follows:

	USD	Estimated Useful Life
Furniture and fixtures	3,320	4 years
Less accumulated depreciation	(477)	
	2,843	

3. Personnel expenses

A specification of the personnel expenses shows as follows:

	2013 USD
Related party personnel recharge, net	-
Education	664
	664

4. Other operating expenses

	2013 USD
Sundry	13,081
Exchange differences	4,194
	17,275

5. Income Taxes

Reconciliation of effective tax rate

	2013
Statutory tax rate	
26.50%	USD
Income tax at statutory tax rate	65,927
Other	-
valuation allowance	(65,927)
	-

The following are the major deferred tax assets and liabilities recognized by the Company and the related movements during the year:

	2013
	USD
Non-capital loss carryforward as at January 1, 2012	-
Increase	65,927
Decrease from valuation allowance	(65,927)
Non-capital loss carryforward as at December 31, 2013	-

At December 31, 2013, the Company had the following cumulative operating losses available to reduce future year's income for income tax purposes:

Income tax losses expiring	Federal
	USD
2031	611,767
2032	295,401
2033	248,782
	1,155,950

These losses have been fully offset by a valuation allowance because it is not more likely than not Company will realize the benefit of its unused tax losses as the Company is in its start up stage.

6. Related party transactions

The Company receives shared services from Citco (Canada) Inc. in 2013. Transactions are made in the normal course of business and have been recorded at the exchange value. As of December 31, 2013, the Company has $2,298 intercompany payable outstanding to Citco (Canada) Inc., the same value applies for the transactions for the year.

	12.31.2013
	USD
To Citco Global Securities Services (Canada) Ltd.	91
To Citco (Canada) Inc.	2,207
	2,298

7. Financial risk management

Risk overview

In its operating environment and daily activities, the Company encounters various risks and constantly strives to mitigate related risks,

The main risks identified by the Company, related to the activities, are:

(a) Market risk, which includes three types of risk:
- (i) currency risk: the risk that the value of a financial instrument will fluctuate because of changes in foreign exchange rates;
- (ii) interest rate risk: the risk that the value of a financial instrument will fluctuate because of changes in market interest rates;
- (iii) other price risk: other than those arising from interest rate risk or currency risk this includes the risk that the value of a financial instrument will fluctuate because of factors related to the issuer of the financial instrument or by broad market movement.

(b) Credit risk: the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.

(c) Liquidity risk: the risk that obligations cannot be met due to a mismatch between the maturity profiles of assets and liabilities.

(d) Operational risk: the risk that losses occur because of the failing in procedures and information systems and the inability of internal controls to detect these failings.

(e) Legal and regulatory risk: the risk that losses occur or reputation is damaged which is caused by executing activities and/or procedures which are not in compliance with the law and regulations.

Market risk

The Company does not actively manage this market risk as the risk is minimal due to the short duration of financial instruments.

Currency risk

It is the Company's policy not to actively enter into risk position and it usually refinances in the same currency with the same maturity.

Interest rate risk

Interest rate risk is the current or prospective risk to earnings and capital arising from adverse movements in interest rates. Interest rate risk is controlled through the monitoring of deposits and short-term investments with the use of the interest balance sheet and maturity profile. The Company is not exposed to significant amount of interest rate risk as there is no interest-bearing instrument.

Liquidity risk management

Ultimate responsibility fix liquidity risk management rests with the Board of Directors, which has built an appropriate liquidity risk management framework for the management of the Company's short-, medium- and long-term funding and liquidity management requirements. The Company's manages liquidity risk by maintaining adequate reserves, banking facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities, By increasing the focus on counterparties from a credit management perspective the liquidity issues in case of non-performance of a counterparty are managed.

Liquidity risk table

The following table details the Company's remaining contractual maturity for its financial assets and liabilities. The table has been drawn up based on the undiscounted cash flows of financial assets and liabilities based on the earliest date on which the Company can be required to pay.

	Up to 1 month	1-3 months	3-12 months	Illiquid	Total
	USD	USD	USD	USD	USD
As at December 31, 2013:					
Current assets					
Other receivables	56,322	-	-	-	56,322
Bank balances and cash	142,184	-	-	-	142,184
Total assets	198,505	-	-	-	198,505
Current liabilities					
Accrued expenses	43,691	-	-	-	43,691
Current payables affiliated companies	2,298	-	-	-	2,298
Total liabilities	45,989	-	-	-	45,989
On-balance sheet surplus/(deficit)	152,516	-	-	-	152,516

Operational risk

To ensure the operational risk is adequately controlled, an extensive internal control framework has been set up. Also an extensive training program for staff has been introduced in view of the growth of the Company. The Risk Management Framework has been implemented at year-end for the whole Company.

8. Share capital

Authorized shares - unlimited

	12.31.2013 Number of shares
Ordinary shares of par value USD 1 each	1

Ordinary shares issued and fully paid:

	Number of shares
As at January 1, 2013	1
As at December 31, 2013	1
Issue of new shares	-
As at December 31, 2013	1

In November 2013, there were additional paid-in capital contribution in the amount of $100,000; total paid-in capital is at $1,325,000.

9. Other receivables and accrued income

	12.31.2013 USD
Prepaid expenses	25,271
Other receivables	31,051
	56,322

10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under SEC Rule 15c3-1, the Company is required to maintain minimum net capital and an allowance ratio of aggregate indebtedness to net capital which, as defined under this Rule shall not exceed 15 to 1. Under the basic method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 and 6.67% of aggregate indebtedness. At December 31, 2013, the Company had net capital of approximately $95,225, which is approximately $90,225 in excess of the required minimum net capital. The Company's net capital ratio was 0.48 to 1 at December 31, 2013.

FINRA, the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than the greater of 5% of the calculated aggregate debits and 120% of required minimum net capital.

11. Fair value of financial instruments

a) Valuation techniques and assumptions applied for the purpose of measuring fair value

The fair values of financial assets and financial liabilities are determined as follows:

- the fair value of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets is determined with reference to quoted market prices;
- the fair value of other financial assets and financial liabilities (excluding derivative instruments) is determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable current market transactions and dealer quotes for similar instruments;
- the fair value of derivative instruments is calculated using quoted prices. Where such prices are not available, use is made of discounted cash flow analysis using the applicable yield curve for the duration of the instruments for non-optional derivatives, and option pricing models for optional derivatives: and
- the fair value of financial guarantee contracts is determined using option pricing models where the main assumptions are the probability of default by the specified counterparty extrapolated from market-based credit information and the amount of loss, given the default.

Financial assets are classified into the following specified categories: financial assets 'held-to-maturity investments', 'available-for-sale' and 'loans and receivables'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Debt instruments that are classified as held-to-maturity, available-for-sale or loans and receivables recognize income on an effective interest rate basis.

Held-to-maturity investments

Debt instruments for which the Company has the expressed intention and ability to hold to maturity (held-to-maturity investments) are subsequently measured to redemption value over the remaining lifetime, less any impairment loss recognized to reflect irrecoverable amounts.

The annual amortization of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument, so that the revenue recognized in each period represents the effective interest rate on the investment.

Available-for-sale financial assets

Certain shares and redeemable notes held by the Company are classified as being available-for-sale and are stated at fair value. Gains and losses arising from changes in fair value are recognized directly in Other Comprehensive Income and accumulated in revaluation available-for-sale assets reserve. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in the investments revaluation reserve is included in profit or loss for the period.

Dividends on available-for-sale equity instruments are recognized in profit or loss when the Company's right to receive payments is established.

The fair value of available-for-sale monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at reporting date. The change in fair value attributable to translation differences that result from a change in amortized cost of the asset is recognized in profit or loss, and other changes are recognized in other comprehensive income.

b) Fair value measurements recognized in the statement of financial condition

Financial instruments are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

- Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

- Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company's financial instruments carried at fair value consist of bank balances and cash which are classified as Level 1.

12. Financial assets and liabilities not carried at fair value

The following methods and significant assumptions have been applied in determining the fair values of financial instruments carried at cost. The fair value of assets and liabilities maturing within 12 months is assumed to approximate their carrying amount.

13. Subsequent events

The Company has evaluated subsequent events up to and including February 24, 2014, which is the date that these financial statement were available to be issued. As a result of the Company's evaluation, the Company noted no subsequent events that require adjustment to, or disclosure in, these financial statements.

Deloitte.

Deloitte LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada
Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Independent Registered Chartered Accountants Report

To the Shareholder of
Citco Securities Inc.

We have audited the accompanying financial statements of Citco Securities Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of loss and comprehensive loss, statement of changes in financial condition and changes in stockholder's equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Citco Securities Inc. as of December 31, 2013, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules g, h, and i3 listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America.

In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
February 24, 2014

Deloitte.

Deloitte LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada
Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Independent Auditors' Report on Internal Accounting Control required by Rule 17a-5

To the Shareholder of
Citco Securities Inc.

In planning and performing our audit of the financial statements of Citco Securities Inc. (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 24, 2014 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
February 24, 2014

Deloitte.

Deloitte LLP
Brookfield Place
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Suite 1400
Toronto ON M5J 2V1
Canada

Tel: (416) 601-6150
Fax: (416) 601-6151
www.deloitte.ca

February 26, 2014

SEC – Washington DC
U.S. Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Dear Sirs:

Citco Securities Inc.

Please find enclosed two signed copies of the Financial Statements and Supplemental Schedules for the year ended December 31, 2013 and Independent Registered Chartered Accountants Report for Citco Securities Inc.

Please ignore the previous package submitted to you as it did not include the Facing page.

Yours truly,

Harpreet Roopra
Senior Manager
Deloitte LLP

Enclosure

c: Scott Case, Citco Securities Inc.